Exhibit (e)(17)

Mattress Firm Holding Corp.

Severance Pay Plan

1.0                               GENERAL OVERVIEW

Mattress Firm, Inc. (the “Company”) adopts this Severance Pay Plan (the “Plan”) for eligible employees of the Company and its subsidiaries (together with the Company, “we,” “our, and “MFRM”) effective as of November 1, 2015. The purpose of this document is to describe the benefits that are offered to eligible associates under the Plan when events result in the involuntary loss of employment. The benefits provided under the Plan form an important part of MFRM’s competitive pay practices.

This document constitutes both the formal Plan document and summary of the Plan, called a Summary Plan Description (“SPD”). This SPD describes, among other things, the amounts of severance pay potentially available, as well as the guidelines governing our payment of severance pay to eligible associates. There is no other plan document or summary plan description regarding the Plan other than this document.

2.0                               ELIGIBILITY

2.1                               Eligible Associates

Except with respect to Acquired Associates (defined below), you are eligible to participate in the Plan if you are a full- or part-time associate that has completed at least twelve (12) months of regular, continuous service with Mattress Firm, Inc. or any of its subsidiaries immediately prior to your termination date. You are NOT eligible to participate in the Plan if you are a temporary, seasonal, contract or “leased” employee or an independent contractor. Associates eligible to participate in the Plan are referred to in this SPD as “Participants”.

An Acquired Associate is an associate who is employed by a MFRM-company as a result of a merger or acquisition and who has been employed by the MFRM family of companies for less than sixty (60) days. Acquired Associates may be eligible to participate in the Plan based on the terms and conditions of the applicable merger or acquisition.

If you are eligible to participate in the Plan, your participation in the Plan is automatic — you do not need to enroll.

2.2                               Eligibility for Severance Pay

As a Participant you become eligible to receive severance pay and, in some cases, other benefits under the Plan if you:

•                                          perform all transition and other matters (e.g., continuation of job-duties, return of company property, etc.) reasonably required of you by MFRM prior to your termination date;

•                                          suffer a Qualifying Termination (defined below); and

•                                          sign and return (and do not revoke) a release agreement, which releases the Company and its subsidiaries and affiliates from liability for employment-related claims. The release agreement must be in the form accepted by the Company and must be returned by the required deadline. MFRM WILL NOT MAKE A SEVERANCE PAYMENT TO YOU, REGARDLESS OF OTHER ELIGIBILITY, IF YOU DO NOT PROVIDE A SIGNED RELEASE AGREEMENT BY THE REQUIRED DEADLINE.

2.3                               Qualifying Terminations

For purposes of the Plan, a “Qualifying Termination” means the termination of your employment, initiated by MFRM, where:

•                                          you are NOT terminated for “Gross Misconduct” or for failure to achieve job standards;

•                                          you are NOT terminated because of your death or disability;

•                                          you do NOT accept another position with the successor employer in the case where your employment with MFRM is terminated because of a corporate event (e.g., the sale of a facility, division or subsidiary or a merger or acquisition, etc.); and

•                                          you are NOT offered a job with comparable pay (at least 80% of your regular base salary or hourly rate — not including overtime, bonus opportunities, or other fringe benefits) by the successor employer in the case where your employment with MFRM is terminated because of a corporate event.

For purposes of the Plan, you will be deemed to have been terminated for “Gross Misconduct” if the Company determines, in its sole discretion, that you violated federal, state, or local law, committed any willful or serious violation of MFRM policy, substantially failed to perform your job duties, materially damaged company property, committed repeated or material safety violations, or engaged in violence, threats, drug or alcohol abuse, harassment, retaliation, theft, fraud, illegal weapons possession or other criminal activity.

3.0                               SEVERANCE BENEFITS

For eligible Participants, benefits under the Plan consist of one or more cash payments.

3.1                               Calculating Your Severance Pay

The below table shows the total cash payment you may receive, depending on your length of service and pay grade, assuming you are a Participant that is eligible for severance benefits under the Plan. In general, MFRM will pay eligible Participants the amount of severance pay to which they are entitled according to the below table. MFRM reserves the right, however, in its sole discretion to increase severance pay as business needs may require. Any payments made in excess of the below guidelines must be approved by the Plan Administrator.

Type of Associate	Amount of Severance Due
Hourly or Salaried	2 weeks of pay for each year of service, up to 12 weeks of pay
Senior Leader*	At least 12 (but no more than 16) weeks of pay
Executive Leader*	24 weeks of pay
Executive Officer*	52 weeks of pay

Any severance payment to which you are entitled under the Plan will be calculated using your base salary or hourly base rate in effect at the time of your termination. Overtime will not be considered. Accrued vacations, bonuses and other benefits (e.g., medical, short-term disability, etc.) will not be paid unless required by applicable law or otherwise approved by the Plan Administrator. Your most recent hire date by MFRM (or the target company if your employer was acquired by the MFRM-family) will be used for purposes of determining the amount of your severance payment.

By “week of pay”, we mean your weekly rate, if you are salaried, or your hourly base rate multiplied by 40 hours, if you are a full-time hourly associate. If you work less than a full-time schedule, “weekly pay” means your hourly base rate in effect at the time of your termination multiplied by your regularly or average scheduled number of hours per week.

*For purposes of calculating severance benefits under the Plan: each person that is a member of the SLT (the Senior Leadership Team) is a “Senior Leader,’ each person that is a member of the ELT (the Executive Leadership Team) is an “Executive Leader,” and each person that is a Company “insider” for purposes of Section 16 of the Securities and Exchange Act of 1934 (“Section 16”) reporting, is an “Executive Officer”. For example, if you are a Section 16 reporting officer, you are an “Executive Officer,” and subject to meeting the Plan’s other eligibility requirements, you are entitled to 52 weeks of severance pay. If you have a question about your job classification for purposes of the Plan, please contact the Human Resources Department.

3.2                               Time and Form of Severance Pay

In general, your severance payment will be a one-time, lump-sum cash payment paid to you on the first pay day following the later of (1) our receipt of your signed release agreement or (2) the expiration of any applicable revocation period contained in your release agreement. In some cases, as may be approved by the Plan Administrator, your severance payment will be paid in the form of salary continuation in accordance with MFRM’s normal payroll schedule. Applicable taxes and withholdings will be deducted from your severance payment. All severance benefits to which you are entitled will be paid to you within 24-months of your termination date.

4.0                               EMPLOYMENT AGREEMENTS

If you have a written employment or other agreement with any MFRM-company and that agreement provides for severance benefits, that agreement controls and your severance benefits will be handled in accordance with the terms and conditions of that agreement.

5.0                               CLAIMS FOR BENEFITS

5.1                               How to File a Claim

You do not need to file a claim to qualify for benefits under the Plan; they are paid automatically. However, you may file a claim if you believe you are entitled to benefits under the Plan but did not receive them. If you believe you are entitled to benefits under the Plan and have not received them, you may file a claim for benefits by writing to the Plan Administrator at: MFRM Severance Pay Plan, c/o Mattress Firm, Inc. — Senior Vice President, Human Resources, 5815 Gulf Freeway, Houston, Texas 77023. Your claim must state the reason why you believe you are entitled to benefits and be received by the Plan Administrator no later than 90 days after your termination date, or 90 days after a payment was due, whichever comes first.

5.2                               Denied Claims and Appeals

If your claim is denied, in whole or in part, you will receive a written response within 90 days. This response will include (1) the reason for the denial, (2) reference to the specific Plan provisions on which denial is based, (3) a description of any additional information necessary to perfect the claim and an explanation of why it is needed, (4) a description of the Plan’s claims and appeals procedures and the time limits that apply, and (5) a statement of your right to bring suit under Section 502(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), following the denial of an appeal. In some cases more than 90 days may be needed to make a decision, in which case you will be notified prior to the expiration of the 90 days that more time is needed to review the claim and the date by which the Plan expects to render the decision. In no event will the extension be for more than an additional 90 days.

You may appeal a denied claim by filing an appeal with the Plan Administrator within 60 days after your claim is denied. Your appeal should be sent to the Plan Administrator at MFRM Severance Pay Plan, c/o Mattress Firm, Inc. — Senior Vice President, Human Resources, 5815 Gulf Freeway, Houston, Texas 77023. As part of the appeal process you will be given the opportunity to submit written comments and information and be provided, upon request and free of charge, with copies of documents and other information relevant to your claim. The review on appeal will take into account all information submitted on appeal, whether or not it was provided for in the initial benefit determination. A decision will be made on your appeal within 60 days, unless additional time is needed. If more time is needed, you will be notified prior to the expiration of the 60 days that up to an additional 60 days is needed and the date by which the Plan expects to render the decision. If your appeal is denied, in whole or in part, you will receive a written response which will include (1) the reason for the denial, (2) reference to the specific plan provisions on which the denial is based, (3) a statement that you are entitled to receive, upon request and free of charge, reasonable access to and copies of all documents and other information relevant to your claim on appeal, and (4) a statement of your right to bring an action under the Section 502(a) of ERISA If your claim is denied on appeal, you have a right to bring an action under Section 502(a) of the Employee Retirement Income Security Act of 1974, as amended. You must pursue all claims and appeals procedures described in the Plan document before you seek any other legal recourse with respect to Plan benefits. In addition, any lawsuit must be filed within six (6) months from the date of your denied appeal, or two (2) years from your termination date, whichever occurs first. The Plan Administrator shall have sole absolute discretion over claims and appeals issue and determinations regardless of the timing of such determination or exercise of such discretion.

6.0                               MISCELLANEOUS

6.1                               Plan Administration

Mattress Firm, Inc. is the principal employer than maintains the Plan. The Sleep Train, Inc., a wholly owned subsidiary of Mattress Firm, Inc., has adopted the Plan.

Mattress Firm, Inc. administers the Plan and is the Plan Administrator. To act on its behalf with respect to the Plan, the Plan Administrator has granted MFRM’s Chief Executive Officer with all discretionary power and authority necessary or appropriate to administer the Plan on behalf of the Plan Administrator. The address and telephone number of the Plan Administrator is:

Mattress Firm, Inc.
5815 Gulf Freeway, Houston, Texas 77023
(713) 923-1090
Attn: Chief Executive Officer (c/o SVP, Human Resources)

The Plan Administrator or its designee may delegate any of its administrative or fiduciary authority, including the authority to hear claims and appeals, to other MFRM officers or employees.

6.2                               Plan identifying information

The Plan is a welfare benefit plan that provides severance benefits. The Plan year is the calendar year.

6.3                               Funding of Benefits

The entire cost of the Plan is paid from MFRM assets. There is no trust fund associated with the Plan.

6.4                               Service of Process, Limitation Period

Legal service of process can be made upon Mattress Firm, Inc. by directing service to Mattress Firm, Inc., 5815 Gulf Freeway, Houston, Texas 77023, Attn: General Counsel and Secretary. You must pursue all claims procedures described in this SPD before you seek any other legal recourse with respect to Plan benefits. In addition, any lawsuit respecting the Plan must be filed within six (6) months from the date of your denied appeal, or two (2) years from your termination date, whichever occurs first.

6.5                               Plan Amendment and Termination

Although it is intended that the Plan continue indefinitely, the Company may amend, modify, suspend or terminate the Plan at any time. However, no amendment, termination, suspension or withdrawal of the Plan will affect any benefit to which you are eligible for and entitled to, and have not yet received, prior to the effectiveness of such amendment, termination, suspension or withdrawal. THE PLAN MAY ONLY BE CHANGED BY A WRITTEN INSTRUMENT DULY ADOPTED BY THE COMPANY IN ACCORDANCE WITH COMPANY POLICY. NO OUTSIDE STATEMENTS OR OTHER WRITINGS MAY ALTER THE TERMS OF THE PLAN.

6.6                               Non-Duplication of Benefits

Benefits paid under the Plan are in lieu of, and not in addition to, any other severance or similar type of benefit payable under any Company plan, policy, agreement or arrangement, including those benefits payable for purposes of the WARN Act and similar laws. If, despite any release signed in connection with the Plan, an associate is later awarded and receives benefits under any other severance plan (including, without limitation, a change in control agreement); benefits paid under the Plan will offset any other benefits payable.

6.7                               No Contract of Employment

Nothing in the Plan creates a vested right to benefits in any associate or any right to be retained in the employ of Mattress Firm, Inc. or any of its subsidiaries or affiliates.

6.8                               Governing Law

The Plan shall be interpreted according to the laws of the State of Texas, without reference to its choice of laws provisions, to the extent not preempted by federal law.

STATEMENT OF ERISA RIGHTS

As a Participant in the Plan, you are entitled to certain rights and protections under the ERISA. ERISA provides that all Plan Participants shall be entitled to: (a) examine, without charge, at the Plan Administrator’s office and at other specified locations, Plan documents, and a copy of the latest annual report (Form 5500 series) filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration, and (b) obtain copies of the combined Plan document and summary plan description, and the latest annual report (Form 5500) series upon written request to the Plan Administrator. There may be a reasonable charge for such copies.

In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operations of employee benefit plans. The people who operate the Plan, called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of you and other Plan participants. No one, including your employer or any person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a Plan benefit or exercising your rights under ERISA. If your claim for a Plan benefit is denied or ignored, in whole or in part, you have a right to know why this was done, to obtain copies of documents relating to the decision without charge and to appeal any denial, all within certain time schedules. Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of the Plan document or the latest annual report from the Plan and do not receive them within 30 days, you may file suit in a federal court. In such a case, the court may require the plan administrator to provide the materials and pay you up to S110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the administrator. If you have a claim for benefits which is denied after final review, or is ignored in whole or in part, you may file suit in a state or federal court. If it should happen that Plan fiduciaries misuse the Plan’s money, or if you are discriminated against for asserting your rights you may seek assistance from the U.S. Department of Labor or you may file suit in a federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous. If you have any questions about the Plan, you should contact the Plan Administrator by contacting the MFRM Human Resources Department. If you have any questions about this statement, or about your rights under ERISA, or if you need assistance in obtaining documents from the plan administrator, you should contact the nearest office of the Employee Benefits Security Administration (formerly known as the Pension and Welfare Benefits Administration), U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

* * * * * * *